mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

July16,2010

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:      mPhase Technologies, Inc.
            Form 10K/A for the year ended June 30, 2009
            Commission File No. 000-30202

Dear Mr. Mancuso:

In response to your letter of June 16, 2010, we are enclosing herewith a proposed Amendment No. 5 for our Form 10K/A in order to provide to investors certain corrections in the table incorporating by reference filings thereto and indicating which filings are subject to current Confidential Treatment.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.